

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mail Stop 3561

April 2, 2007

Scott Goldsmith, President
Prevention Insurance.Com
2770 South Maryland Parkway
Suite 416
Las Vegas, Nevada 89109

> **Re:** **Prevention Insurance.com**
> **Form 10-KSB for Fiscal Year Ended**
> **April 30, 2005**

Dear Mr. Goldsmith:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies